ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

June 5, 2007

07024363

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
JUN 1 5 2007
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
June 5, 2007 (ASX – Announcement & Media Release – Test confirm Kicker Oilfield Discovery)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

5 June 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

TESTS CONFIRM KICKER OILFIELD DISCOVERY

Kicker Prospect, Vermillion Parish, South Louisiana (FAR 5%)

- **Marceaux #1 well tests up to 1,056 barrels of oil per day**
- **Discovery well in optimal location on crest of structure**
- **Further drilling likely to exploit 200 acre oilfield unit**
- **Fracture stimulation of discovery well planned for 11 June 2007**

Testing of the Marceaux #1 well has been conducted and confirms a new oilfield discovery at the Kicker location. The Alliance 3 Sand has been perforated over the interval 12,977 to 12,988 feet with an immediate pressure response from 4,400 to 5,200 psi. The well commenced unloading and tested up to 1,056 barrels of oil per day on a 10/64 inch choke prior to loading up with formation sand and mud.

The mud and sand has been cleaned up with a coiled tubing unit and the well is waiting on the arrival of fracture stimulation equipment due 11 June 2007.

The Alliance 3 interval will be subject to a fracture stimulation treatment and flow tested prior to installation of production facilities. The next update will be provided after the results of fracture stimulation.

The well was drilled during the March 2007 quarter following which a series of tests were conducted including Electric Logging, Repeat Formation Testing, Sidewall Coring and Formation Micro Imaging (FMI). These tests confirm 33 feet of net pay in the Alliance 2 and 3 Sand objectives and 5 1/2 inch production casing has been run in the well.

The main and deeper objective Alliance 3 Sand extended over a total interval from 12,930 to 13,000 feet. Within this interval the FMI images and sharpened analysis demonstrate 27 feet of net pay. Both oil and gas (no water) were recovered in sample chambers during formation testing with pressure readings of approximately 11,700 psi.

The secondary objective Alliance 2 Sand, which had excellent mudlog shows including C1, C2 and C3, extended over a total interval from 12,720 to 12,750 feet. Within this interval FMI images and sharpened analysis demonstrate 6 feet of net pay.

The well is located on a 1,017 acre lease block in Vermillion Parish, South Louisiana. Existing infrastructure lies nearby providing for quick sales turnaround in the event of a successful well.

The Operator is Sandalwood Exploration LP of Houston, Texas. In the event of a successful well, FAR's working interest reduces to 3.75% after payout. All other participants are North American entities.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

Lake Long Project, Lafourche Parish, South Louisiana
SL 328 # 9 Deep Well drilling ahead at 10,926 feet (FAR 10.1875 percent)

The SL 328 #9 well spudded on 12 May 2007 and is presently drilling ahead at 10,926 feet using Todco Rig 29. An intermediate casing run is planned for 11,500 feet. The well has a planned total depth of 13,555 feet.

Up to 14 distinct hydrocarbon shows have been encountered on mudlogs while drilling between 7,000 and 10,500 feet. Electric logging prior to the casing run will evaluate the productive potential of these zones which are likely to be residual in nature having been depleted by historical production in nearby wells at these higher intervals within the field.

The primary Hollywood objectives are not anticipated until the well reaches depths below 11,800 feet.

The operator, Kriti Exploration Inc, estimates potential at 21.7 BCF of gas and 760,000 barrels of oil if all three objectives work including 10.7 BCF of gas in the Lower Hollywood zone. The operator estimates additional potential in offset fault blocks within the field of 28.7 BCF of gas and 1,000,000 barrels of oil.

The prospect is supported by a combination of 3D seismic and subsurface well control tied into FAR's successful SL 328 #1 well. The control well was drilled in 2004 and came on line at the rate of 5.6 million cubic feet of gas and 301 barrels of oil per day and is still producing at a daily rate of 3.6 million cubic feet of gas and 60 barrels of oil.

FAR enjoys a 100 percent completion rate within the Lake Long field and hopes to replicate the success achieved in the initial Hollywood discovery. A completed well is expected to cost in the vicinity of US$10 million.

Participants in the well include recent farminees Sun Resources NL (ASX: SUR) and Amadeus Energy (ASX: AMU).

Commenting on the Kicker announcement, FAR's executive Chairman Michael Evans said:

"Test flows in the 1,000 barrel per day range from the Kicker discovery well are certainly at the high end of our expectations. Whilst we are pleased with these flow rates caution should prevail until we have fracture treated the Alliance 3 Sand and produced the well for a sustained duration."

For information on FAR's drilling activities visit our website at www.far.com.au

END

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au